July 1, 2019

Daniel A. Strauss
Chief Executive Officer
GlassBridge Enterprises, Inc.
510 Madison Avenue, 9th Floor
New York, NY 10022

       Re: GlassBridge Enterprises, Inc.
           Preliminary Proxy Materials on Form PRE 14A
           Filed June 14, 2019
           File No. 001-14310

Dear Mr. Strauss:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PRE 14A filed June 14, 2019

PROPOSAL NO. 3
THE REVERSE STOCK SPLIT PROPOSAL, page 22

1. We note the split ratio is undetermined and in the range of 1:10 - 1:200. Please revise to elaborate on the factors that would cause you to select a higher or lower ratio within this range and revise to disclose the reasons for using such a broad range.
2. Noting the statement that the split is not intended to be a going private transaction, please disclose what, if any, steps you intend to take to ensure that it isn't, and how you will comply with Rule 13e-3 under the Securities Exchange Act of 1934 if it is.
3. Reconcile your statement that the split is not intended to be a going private transaction with your statement the "Reverse Stock Split may affect the registration of our common stock under the Exchange Act." Disclose clearly whether the number of shareholders is likely to fall below the threshold for remaining a reporting company at the higher end of
 Daniel A. Strauss
GlassBridge Enterprises, Inc.
July 1, 2019
Page 2
         the split range and revise to specify the effects you reference and the likelihood of such effects at the high, low and midpoint of the split range.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jessica Livingston at 202-551-3448 or Pam Long at 202-551-3765 with any questions.



FirstName LastNameDaniel A. Strauss                            Sincerely,
Comapany NameGlassBridge Enterprises, Inc.
                                                               Division of
Corporation Finance
July 1, 2019 Page 2                                            Office of
Financial Services
FirstName LastName